

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2010

Mr. Wm. Stacey Locke
Chief Executive Officer and President
Pioneer Drilling Company
1250 N.E. Loop 410, Suite 1000
San Antonio, Texas 78209

 Re: **Pioneer Drilling Company**
 Form 10-K for Fiscal Year Ended December 31, 2009
 Filed February 16, 2010
 File No. 001-08182

Dear Mr. Locke:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 51

1. We note you present an EBITDA measure and a corresponding reconciliation to net earnings (loss), along with other associated disclosures. However, your reconciliation and definition of EBITDA presented includes an additional adjustment for impairment, the inclusion of which does not conform to the specifically defined measure, EBITDA, as described in Item 10(e)(1)(ii)(a) of Regulation S-K. Please confirm that you will revise future public disclosures to reflect the proper measure for EBITDA or that you will revise your disclosures to more accurately depict the non-GAAP measure you are presenting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3311, with any other questions.

Sincerely,

Ethan M. Horowitz
Branch Chief